Contact

www.linkedin.com/in/remington-smith-b71a5277 (LinkedIn)

Top Skills

Film Production
Video Editing
Film

Languages

French

Honors-Awards

Best Horror Short
Spotlight Horror Film Awards
Best Film
Executive Board Member of the Year

Remington Smith

Director, Producer
Louisville Metropolitan Area

Summary

I'm a working filmmaker and educator, producing narrative and fiction films while connecting students to resources in the field.

Experience

Against Sunrise LLC
Owner
November 2021 - Present (1 year 4 months)

LLC for a feature film shooting Summer 2023

University of Louisville
Associate Professor
August 2016 - Present (6 years 7 months)
Louisville, KY

While continuing my work as a filmmaker producing documentaries and narrative projects, I teach film production and film studies courses and connect students to film opportunities on and off campus.

Filmsmith Productions
Director/Producer
September 2006 - Present (16 years 6 months)

Making independent fiction and documentary films since 2006. Attached projects have all been produced, directed, edited, and written by me.

City of Atlanta
Videographer
July 2015 - July 2016 (1 year 1 month)
Atlanta

Responsible for shooting and editing short news and documentary programs for the City of Atlanta.

The University of Iowa
3 years 11 months

Creative Media Consultant

March 2014 - June 2015 (1 year 4 months)

Producer/Camera Operator/Editor

Documentary on student veterans for the Military and Student Veteran Services department of the University of Iowa. Project will be sent to Veteran Affairs for potential disbursement to college campuses nationwide.

Primary Instructor
August 2011 - June 2014 (2 years 11 months)

Primary instructor for several production classes for undergraduate students, including Modes of Film and Video Production (intro to film production), Screenwriting, and Fiction Film Production.

Duties included creating syllabi, selecting texts, creating lesson plans, doing tech demos of film equipment, and mentoring emerging filmmakers.

CoralVision
Camera Operator/Editor/Producer
December 2010 - June 2015 (4 years 7 months)

Operated various HD cameras for live events or community documentary work, including the Canon 6D, Canon XF 300, Canon XF 100, and DV cameras including the Canon XL2. This work also included work with different microphones and light kits. 15 passenger van experience as well.

I also performed producer functions for larger events, including organizing necessary crew members, craft services, and shooting schedules. Also have experience with TriCaster and directing camera crew for live event coverage.

Hud:sun Media
Freelance Camera Operator
October 2014 - November 2014 (2 months)

Camera Operator for Ashton Kutcher home renovation video

Willowwind School
Summer Camp Teacher
July 2014 - 2014 (less than a year)

Created a syllabus for, and taught, a week long film production camp for 3rd through 6th graders at the Willowwind School.

Students were guided through the various stages of production in groups of four in order to write a script, draw storyboards, shoot their film, edit it, and burn it to a DVD.

City Channel 4
Camera Operator
September 2010 - June 2011 (10 months)

Operated various HD video cameras for live event coverage or single camera programs and edited programs for television broadcast. Also experienced setting up and operating TriCaster and directing camera operators.

University of Louisville
Film Committee Chair
April 2006 - April 2008 (2 years 1 month)

Programmed weekly films for the campus movie theater, The Floyd Theatre. Duties included promoting Film Committee and the Floyd Theatre, creating special events with university organizations (Commonwealth Center for the Humanities and Society) and community organizations (Louisville Film Society), contacting distributors for bookings, leading weekly Film Committee meetings with 8-12 members to coordinate weekly advertising campaigns and film selections, and managing The Floyd Theatre staff.

Achievements included bringing independent cinema back to Louisville, dramatically increased attendance, executing a new branding campaign across digital and print formats, creating the Floyd Film Festival, buttressing a burgeoning film community, and creating a welcoming space for Floyd Theatre patrons and Film Committee members alike.

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Education

University of Iowa
Master of Fine Arts (MFA), Cinematography and Film/Video Production · (2011 - 2014)

The University of Edinburgh
Master of Arts (M.A.), Film/Cinema/Video Studies · (2009 - 2010)

University of Louisville
Bachelor of Arts (B.A.), History · (2004 - 2008)